            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(A).*


----------------

* As amended by Releases No 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No 34-15457A, dated February 25, 1979) and No 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO 2)*


                               CROWN GROUP, INC.
                      (FORMERLY CROWN CASINO CORPORATION)
                               (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)


                                  228359-10-5
                                 -------------
                                 (CUSIP Number)



                          TERRY FERRARO SCHWARTZ, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                          1230 PEACHTREE STREET, N.E.
                                   SUITE 3100
                          ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3731
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                  AUGUST, 1999
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                         (Continued on following pages)


                               Page 1 of 6 Pages

CUSIP NO.  228359-10-5                 13D      PAGE    2     OF    6    PAGES
         ---------------------                       --------    --------

   1.     NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSON

          10 WESTPARK CORPORATION
          ---------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

   3.     SEC USE ONLY


          ---------------------------------------------------------------------

   4.     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          N/A
          ---------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
          ---------------------------------------------------------------------

                       7.     SOLE VOTING POWER
 NUMBER OF                    400,000
 SHARES                --------------------------------------------------------
 BENEFICIALLY          8.     SHARED VOTING POWER
 OWNED BY                     0
 EACH                  --------------------------------------------------------
 REPORTING             9.     SOLE DISPOSITIVE POWER
 PERSON WITH                  400,000
                       --------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER
                              0
                       --------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
          ---------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          N/A
          ---------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.1%
          ---------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO 228359-10-5                   13D      PAGE     3    OF    6    PAGES
         ---------------------                       --------    --------

  15.     NAMES OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSON

          TILMAN J. FALGOUT, III
          ---------------------------------------------------------------------

  16.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

  17.     SEC USE ONLY

          ---------------------------------------------------------------------

  18.     SOURCE OF FUNDS*

          OO
          ---------------------------------------------------------------------

  19.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                     [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          N/A
          ---------------------------------------------------------------------

  20.     CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
          ---------------------------------------------------------------------

                       21.     SOLE VOTING POWER
 NUMBER OF                     659,000
 SHARES                --------------------------------------------------------
 BENEFICIALLY          22.     SHARED VOTING POWER
 OWNED BY                      0
 EACH                  --------------------------------------------------------
 REPORTING             23.     SOLE DISPOSITIVE POWER
 PERSON WITH                   659,000
                       --------------------------------------------------------
                       24.     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 25.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          659,000
          ---------------------------------------------------------------------

 26.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          N/A
          ---------------------------------------------------------------------

 27.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
          ---------------------------------------------------------------------

 28.      TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO 2 TO SCHEDULE 13D OF
                                CROWN GROUP, INC.

         This filing constitutes Amendment No. 2 to the Schedule 13D filed by 10 Westpark Corporation and Tilman J. Falgout, III, with respect to the $.01 par value common stock of Crown Group, Inc. (the "Company"). The following items of
Schedule 13D are hereby amended:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since the filing of Amendment No. 1 to this Schedule 13D, Mr. Falgout has been granted additional stock options to purchase the common stock of the Company, which has caused his beneficial ownership to increase.

ITEM 4. PURPOSE OF TRANSACTION.

         Since the filing of Amendment No. 1 to this Schedule 13D, Mr. Falgout has been granted additional stock options to purchase shares of the common stock of the Company. As a result of the option grants and a change in the number of outstanding shares, Mr. Falgout's percentage ownership in the Company has increased. The number of outstanding shares of the Company as of September 21, 1999 was approximately 9,711,296.

         The shares acquired by 10 Westpark Corporation and Mr. Falgout have been acquired for investment purposes only. Neither of the reporting persons has any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. However, Mr. Falgout is an executive officer and a director of the Company and as such, Mr. Falgout does exercise influence over the management and operations of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) 10 Westpark Corporation beneficially owns 400,000 shares of Common Stock of the Issuer, or 4.1% of the outstanding shares of Common Stock of the Company. Mr. Falgout beneficially owns 659,000 shares of Common Stock of the Issuer, or 6.6% of the outstanding shares, including 242,500 shares subject to presently exercisable stock options.

         (b) 10 Westpark Corporation has sole voting and investment powers with respect to the 400,000 shares owned by it; however, Mr. Falgout, as President of 10 Westpark Corporation, exercises voting and investment powers on behalf of such corporation. Mr. Falgout has sole voting and investment with respect to an aggregate of 659,000 shares.

         (c) Mr. Falgout reported the following transactions since the most recent filing on Schedule 13D:

                  (i) On December 30, 1998, Mr. Falgout was granted stock options to purchase 125,000 shares of common stock at an exercise price of $5.50 per share, 20% of which vested immediately and 80% of which vests in equal increments over four years from the date of grant.

         (d)      Not applicable.

         (e) 10 Westpark Corporation ceased to be the beneficial owner of more than 5% of the outstanding shares of common stock of the Company more than one year ago, and is therefore no longer required to report on this Schedule.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             10 WESTPARK CORPORATION

Date: September 22, 1999                     By:  /s/ Tilman J. Falgout, III
                                                -------------------------------
                                                  Tilman J. Falgout, III
                                                  President

Date: September 22, 1999                          /s/ Tilman J. Falgout, III
                                                -------------------------------
                                                  Tilman J. Falgout, III